September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 757.533.4954

Mr. Charles W. Moorman, IV
Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re:** **Norfolk Southern Corporation**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 001-08339**

Dear Mr. Moorman:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 18

1. Please disclose more fully the nature and scope of the consultant's assignment and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 20

2. Refer to the first bullet on page 21. Please explain the reference to "management recommendations." Specifically, which members of management provide compensation recommendations and which groups of employees or officers do they evaluate? You need not provide exhaustive detail regarding every level of management, however, please clarify the operation of this review and recommendation process. Consider Item 402(b)(2)(xv) of Regulation S-K.

3. Refer to the third bullet on page 21. Please describe the nature of any "additional work" performed on your behalf by your compensation consultant. Refer to Item 407(e)(3)(iii) of Regulation S-K.

4. You have indicated that your compensation levels are based on a survey of market data from companies that are comparable in size and industry. Please disclose the benchmark companies for executive compensation and how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Components, page 22

5. Throughout your Compensation Discussion & Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note that you have not discussed the specific criteria upon which you base your option and restricted stock awards.   Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

6. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional disclosure analyzing how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Performance Shares, page 23

7. Please consider adding a statement to clarify, if true, that each third of performance shares granted vests independently of the other two-thirds and their respective performance metrics.

8. You have disclosed the targets for 2006-2008 performance cycles. Please also disclose the performance targets for the 2004-2006 and 2005-2007 cycles as well. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Summary Compensation Table, page 27

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Moorman differs so widely from that of the other named executive officers. If policies or decisions relating to a named

executive officer are materially different than the other officers, please disclose on an individualized basis.

Grants of Plan-Based Awards, page 29

10. Your disclosure on page 24 states that additional restricted shares and restricted stock units were granted to encourage retention of your executive officers during the chief executive officer transition. In the event of special circumstances, such as those described in the preceding sentence, please consider disclosing the number of additional shares granted, and the reasons for the grant, in your footnotes to the Grants of Plan-Based Awards table.

Potential Payments Upon a Change in Control or Other Termination of Employment, page 40

11. The descriptions of the change in control agreements as well as retirement, disability and termination benefits are often somewhat dense and rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please provide concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable to investors. Refer to Section VI of Commission Release 33-8732.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor